Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303-863-7414

Facsimile 303-837-5837

www.newmont.com

October 11, 2006

Kevin Stertzel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Information Request Dated October 6, 2006

File No. 1-31240

Dear Mr. Stertzel:

The information contained herein is provided in response to your October 6, 2006 email. Hopefully the responses below resolve the remaining issue and the meeting currently scheduled for October 18, 2006 will not be required.

1) Please address why you believe your methodology for impairment testing at the mines and the exploration component does not represent double counting of the cash flow stream to be derived from VBPP at existing mines.

The Staff is supplementally advised that the Company’s methodology assigns Value Beyond Proven and Probable Reserves (VBPP) to mine site reporting units at a measurement date based upon exploration and related work performed to the measurement date. The Company assigns value for expected successes of future exploration success to the Exploration Segment, analogous to goodwill in a manufacturing environment related to the ability to bring future products to market.

Please see the response to item 2.

2) Please provide us with a detailed understanding of the impairment testing relationship between the mines and the exploration reporting unit.

Mine-site reporting units:

The fair values of the mine-site reporting units are based on proven and probable reserves and VBPP at the measurement date. The income approach is used to determine the fair value based on future cash flows from proven and probable reserves and VBPP. VBPP is the incremental value of other mineralization and exploration potential in excess of the value of proven and probable reserves to the extent that a market participant would ascribe value.

Exploration Segment:

The Exploration Segment generates value from exploration activities by increasing the fair value of current and new mine-site reporting units. The fair value of the Exploration Segment at the measurement date is based on expected future additions to the fair value of current and new mine-sites using historic exploration success as an indication of expected future additions. The income approach is used to determine the fair value based on future cash flows from new discoveries not included in mine-site proven and probable reserves and VBPP. The location of the future additions, by definition, is unknown at the measurement date.

Illustrative Example:

Assume: one Mine-site reporting unit and an Exploration Segment

Mine-Site Fair Value

	P&P Reserves		VBPP
	Ounces	Value	Ounces	Value	Total Value
Balance 12/31/00	1,000	$100,000	500	$20,000	$120,000

Exploration impact:
Reserve additions	500	50,000	(500)	(20,000)	30,000
VBPP additions	—	—	750	30,000	30,000

Net Change	500	50,000	250	10,000	60,000

Less production	(250)	(25,000)			(25,000)

Balance 12/31/01	1,250	$125,000	750	$30,000	$155,000

In this example, the fair value used for impairment testing of the mine-site reporting unit is the total value at the Balance Sheet date as follows:

12/31/00	$120,000
12/31/01	$155,000

In this example, the fair value used for impairment testing of the Exploration Segment is based on its ability to generate future fair value additions for the mine-site reporting unit. Therefore, at 12/31/01, the Exploration Segment’s fair value is based on expected future additions to the fair value of the mine-site reporting unit (and any new mine-site reporting units if they existed) subsequent to 12/31/01 in excess of the mine-site’s current fair value (including VBPP) of $155,000. In order to determine the level of expected future additions, the Company looks at the historical track record as an indication of future exploration success. In the example above, the Exploration Segment was responsible for a net change of $60,000 in the fair value of the mine-site reporting unit.

The value derived from the Exploration Segment’s activities includes the net additions to mine-site fair value (proven and probable reserves and VBPP) and is immediately included in the fair value of the mine-site reporting unit and is not included in the valuation of the Exploration Segment. The fair value of the Exploration Segment is based on expected future fair value additions (proven and probable reserves and VBPP) subsequent to the measurement date.

In practice, the Company uses net additions to proven and probable reserves (based on SEC Industry Guide 7 requirements) as a proxy for net increases to fair value resulting from exploration activities because it is a more reliable and verifiable measure. This results in the appearance of double counting as subsequent additions to proven and probable reserves may be generated from upgrading VBPP that was included in the mine-site reporting unit’s fair value for impairment testing purposes. However, the Company does not believe that this is a double counting for the following reasons:

1)	The historical exploration success (proven and probable reserves and VBPP) is included in the fair value of the mine-site reporting unit; and

2)	Historical exploration success is only used as an indicator of future additions in the valuation of the Exploration Segment; and

3)	The location of future additions is not known and may not be related in any way to historical additions; and

4)	In valuing the Exploration Segment, production from future additions is burdened with full operating and capital costs exclusive of the production and costs included in mine-site reporting unit valuations; and

5)	Over time, all VBPP additions from exploration activities will eventually become proven and probable reserves or will be written off, ultimately eliminating any timing differences between fair value additions and proven and probable reserve additions.

3) Please provide us with an example, demonstrating how the VBPP is determined for the mine site reporting unit, and how the overall methodology ensures the prevention of double counting of the expected cash flow to be derived from VBPP at existing mine locations, when performing an impairment test of the exploration reporting unit.

The response to question 2 is intended to illustrate this point.

4) If your method adjusts the expected cash flows in the exploration reporting unit for the cash flows to be derived from VBPP at existing mine locations, please provide us with a demonstration of how the correlating amounts are represented in your models.

The response to question 2 is intended to illustrate this point.

5) Please tell us how you arrive or determine the amount you “back-out” annually from the exploration track record that relates to quantities valued in purchase accounting.

The Company tracks all materials acquired (Classes 1-4 as defined in previous correspondence) and valued in purchase accounting transactions. This tracking is performed to adjust proven and probable reserve additions used as an indication of future success for the Exploration Segment. Specifically, the amount of additions is reduced by the contained ounces of gold associated with all remaining (i.e. net of those produced) materials acquired in purchase accounting transactions.

6) Please explain why you don’t believe it’s necessary to back-out quantities related to other mine reporting units (other than those that were acquired) in your impairment testing of your integrated exploration reporting unit.

Please see the response to item 2 above.

If you have further questions, please contact me at (303) 837-5927.

Sincerely,

/s/ Russell Ball
Russell Ball
Vice President and Controller

cc: Jill	Davis, Branch Chief